Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
	2008	2007	2006	2005	2004
Earnings
Income from continuing operations before taxes	$21,773	$257,527	$187,685	$121,634	$114,841
Fixed charges	49,267	43,390	34,720	36,609	25,283

Total earnings	$71,040	$300,917	$222,405	$158,243	$140,124

Fixed Charges
Interest expense, net	$10,963	$11,290	$10,025	$12,959	$8,009

Portion of rent expense representative of interest	38,304	32,100	24,695	23,650	17,274

Total fixed charges	$49,267	$43,390	$34,720	$36,609	$25,283

Ratio of earnings to fixed charges	1.44	6.94	6.41	4.32	5.54

For purposes of calculating the ratios,
(1) earnings include income from continuing operations before income taxes, fixed charges and a reduction for preference dividend to earnings; and
(2) fixed charges are interest expense incurred, amortization of debt expense and discount or premium related to any indebtedness, the interest component of rent and preference dividend to earnings.
The ratio of earnings to fixed charges is calculated as follows:

(Earnings) + (Fixed Charges) (Fixed Charges)

84